UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

TURQUOISE HILL RESOURCES LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

900435108

(CUSIP Number)

Matthew Halbower
Pentwater Capital Management LP
1001 10th Avenue South, Suite 216
Naples, FL 34102
(239) 384-9750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 900435108
1	NAMES OF REPORTING PERSONS
Pentwater Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,488,982 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
19,488,982 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,488,982 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.68% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	This amount includes 18.00 strike Feb 18, 2022, call options to purchase 40,000 shares of common stock.
(2)	Based on 201,231,466 common shares outstanding as set forth the Issuer’s Preliminary Short Form Base Shelf Prospectus filed with Canadian securities regulatory authorities on November 17, 2021.

CUSIP No. 900435108
1	NAMES OF REPORTING PERSONS
Crown Managed Accounts SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
235,683 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
235,683 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,683 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This amount includes 18.00 strike Feb 18, 2022, call options to purchase 1,200 shares of common stock.
(2)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Preliminary Short Form Base Shelf Prospectus filed with Canadian securities regulatory authorities on November 17, 2021.

CUSIP No. 900435108
1	NAMES OF REPORTING PERSONS
LMA SPC on behalf of MAP 98 Segregated Portfolio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,932 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,932 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,932 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This amount includes 18.00 strike Feb 18, 2022 call options to purchase 1,500 shares of common stock
(2)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Preliminary Short Form Base Shelf Prospectus filed with Canadian securities regulatory authorities on November 17, 2021.

CUSIP No. 900435108
1	NAMES OF REPORTING PERSONS
Investment Opportunities 3 SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
352,600 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
352,600 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
352,600 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.18% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This amount includes 18.00 strike Feb 18, 2022, call options to purchase 700 shares of common stock.
(2)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Preliminary Short Form Base Shelf Prospectus filed with Canadian securities regulatory authorities on November 17, 2021.

CUSIP No. 900435108
1	NAMES OF REPORTING PERSONS
Oceana Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
770,837

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
770,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
770,837

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.38% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This amount includes 18.00 strike Feb 18, 2022, call options to purchase 5,000 shares of common stock.
(2)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Preliminary Short Form Base Shelf Prospectus filed with Canadian securities regulatory authorities on November 17, 2021.

CUSIP No. 900435108
1	NAMES OF REPORTING PERSONS
Pentwater Equity Opportunities Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,831,565 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,831,565 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,831,565 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.91% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This amount includes 18.00 strike Feb 18, 2022 call options to purchase 5,200 shares of common stock
(2)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Preliminary Short Form Base Shelf Prospectus filed with Canadian securities regulatory authorities on November 17, 2021.

CUSIP No. 900435108
1	NAMES OF REPORTING PERSONS
Pentwater Merger Arbitrage Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,552,794 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,552,794 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,552,794 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.26% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This amount includes 18.00 strike Feb 18, 2022, call options to purchase 11,500 shares of common stock.
(2)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Preliminary Short Form Base Shelf Prospectus filed with Canadian securities regulatory authorities on November 17, 2021.

CUSIP No. 900435108
1	NAMES OF REPORTING PERSONS
Pentwater Thanksgiving Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Preliminary Short Form Base Shelf Prospectus filed with Canadian securities regulatory authorities on November 17, 2021.

CUSIP No. 900435108
1	NAMES OF REPORTING PERSONS
PWCM Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,898,408 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,898,408 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,898,408 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.94% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This amount includes 18.00 strike Feb 18, 2022 call options to purchase 14,800 shares of common stock
(2)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Preliminary Short Form Base Shelf Prospectus filed with Canadian securities regulatory authorities on November 17, 2021.

CUSIP No. 900435108
1	NAMES OF REPORTING PERSONS
Pentwater Metric Merger Arbitrage Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Preliminary Short Form Base Shelf Prospectus filed with Canadian securities regulatory authorities on November 17, 2021.

CUSIP No. 900435108
1	NAMES OF REPORTING PERSONS
Pentwater Unconstrained Master Fund. Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
60,750 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
60,750 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,750 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This amount includes 18.00 strike Feb 18, 2022, call options to purchase 100 shares of common stock.
(2)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Preliminary Short Form Base Shelf Prospectus filed with Canadian securities regulatory authorities on November 17, 2021.

CUSIP No. 900435108
1	NAMES OF REPORTING PERSONS
Matthew Halbower

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,762,413

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,762,413

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,762,413

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Preliminary Short Form Base Shelf Prospectus filed with Canadian securities regulatory authorities on November 17, 2021

ITEM 2.	IDENTITY AND BACKGROUND

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D Amendment filed by Pentwater Capital Management LP (“Pentwater Capital”), a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission,  Crown Managed Accounts SPC, acting for and on behalf of Crown/PW Segregated Portfolio an exempted company formed in the Cayman Islands (“CROWN”), Investment Opportunities SPC, for the account of Investment Opportunities 3 a segregated portfolio company formed in the Cayman Islands (“MALT”), LMA SPC on behalf of MAP 98 Segregated Portfolio, a segregated portfolio company formed in the Cayman Islands (“MAP”), Oceana Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Oceana”), Pentwater Equity Opportunities Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Pentwater Merger Arbitrage Master Fund, Ltd.,  an exempted company formed in the Cayman Islands (“PMAM”), Pentwater Thanksgiving Fund LP a limited partnership formed in the Cayman Islands (“PTHK”), PWCM Master Fund, Ltd., an exempted company formed in the Cayman Islands (“PWCM  Master”), Pentwater Metric Merger Arbitrage Fund LP, a limited partnership formed in the Cayman Islands (“PWMM”), and Pentwater Unconstrained Master Fund, Ltd. an exempted company formed in the Cayman Islands (PWUM), and Matthew Halbower, chief executive officer of Pentwater Capital.  Pentwater Capital, CROWN, MALT, MAP, Oceana, Pentwater Equity, PMAM, PTHK, PWCM Master, PWUM, and Matthew Halbower are collectively referred to herein as Reporting Persons.  CROWN, MALT, MAP, Oceana, Pentwater Equity, PMAM, PTHK, PWCM Master, PWMM and PWUM are collectively referred to herein as the Funds. Pentwater Capital is the investment adviser of each of the Funds.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D/A is hereby amended and supplemented by adding the following:

PTHK has distributed the shares and options it held in the issuer to its investors. Various investors have received a total of 115,843 shares and Matthew Halbower received the remaining shares and options.  Matthew Halbower received the shares and options held by PTHK via a payment in kind transfer. PWMM and PTHK are no longer Reporting Persons.

Consistent with prior disclosure in this Schedule 13D, since the filing of Amendment No. 1 to this Schedule 13D, Pentwater Capital has published several open letters to members of the board of directors of the Company and Rio Tinto and press releases (collectively, the “Letters and Press Releases”) that have expressed Pentwater Capital’s concerns regarding, among other things, various instances of mismanagement of the Company’s business, breaches of fiduciary duties by the Company’s officers and directors and other deficiencies in the Company’s corporate governance that Pentwater Capital believe have harmed the Company’s minority shareholders.  The Letters and Press Releases have, among other things, called for members of the Company’s board of directors to improve the Company’s corporate governance and to otherwise protect the interests of the Company’s minority shareholders.

Pentwater Capital and the other Reporting Persons expect that they and their respective representatives will engage in further communications with the board of directors of the Company and Rio Tinto, through open letters or otherwise, regarding operational, corporate governance, oversight and financing matters, including the matters reflected in the Letters and Press Releases.  The Reporting Persons anticipate that such communications will call for, among other things, independent investigations and/or oversight of the Issuer’s operations, and may call for the resignation of one or more directors or the establishment of one or more independent committees of the board of directors of the Issuer, as well as other modifications to the Issuer’s governance structure, including those affecting the board’s oversight function.

The foregoing description of the Letters and Press Releases does not purport to be complete and is qualified in its entirety by reference to the full text of each letter or press release, copies of which are filed as Exhibit 99.5 through Exhibit 99.13, and are incorporated herein by reference.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) Each Reporting Person’s beneficial ownership of Common Stock on the date of this Schedule 13D/Amendment 2 is reflected on that Reporting Person’s cover page.  By virtue of his position with Pentwater Capital, Mr. Halbower has the sole power to vote the shares of Common Stock owned by the Reporting Persons.  Subject to restrictions, Mr. Halbower has the sole power to dispose of the shares of Common Stock owned by the Reporting Persons.

(c)  The transactions in the class of securities reported on that were effected during the past 60 days on behalf of the Reporting Persons are set forth in Schedule A and incorporated herein by reference.  Other than those transactions, there were no other such transactions in the securities by the Reporting Persons that were effected during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons has entered into cash-settled total return swap agreements with unaffiliated third-party financial institutions. The swaps constitute economic exposure to 7,972,531 notional shares of Common Stock. The swaps do not give the Reporting Persons direct or indirect voting, investment, or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote, or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in the swap contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time. Reporting Persons collectively are long 2,190,000 14.00 strike February 18, 2022, put options and are short 500,000 16.00 strike February 18, 2022, put options. Other options held by the Funds include CRON, OCMF, PEMF, PMAM, and PWMF Funds collectively hold over the counter 20.00 strike European call options to purchase 389,200 shares on June 17, 2022 and have collectively sold 20.00 strike over the counter European put options which would require the purchase of 389,200 shares of common stock of the issuer on June 17, 2022.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.5	Press Release, dated December 15, 2020

Exhibit 99.6	Press Release, dated January 29, 2021

Exhibit 99.7	Press Release, dated March 5, 2021

Exhibit 99.8	Open Letter to Board of Directors of the Company, dated November 2, 2021

Exhibit 99.9	Open Letter to Ngaire Woods and the Board of Directors of Rio Tinto plc, dated November 11, 2021

Exhibit 99.10	Open Letter to Ben Wyatt and the Board of Directors of Rio Tinto plc, dated November 18, 2021

Exhibit 99.11	Open Letter to George Burns, dated November 22, 2021

Exhibit 99.12	Open Letter to Ngaire Woods, dated January 13, 2022

Exhibit 99.13	Open Letter to Board of Directors of the Company, dated January 18, 2022

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: January 24, 2022	PENTWATER CAPITAL MANAGEMENT LP
	By:	Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

CROWN MANAGED ACCOUNTS SPC acting for and on behalf of Crown/PW Segregated Portfolio
By:	Pentwater Capital Management LP, its Trading Advisor
By:	Halbower Holdings, Inc., its general partner

By	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

LMA SPC for and on behalf of MAP 98 Segregated Portfolio
By:	Pentwater Capital Management LP, its investment manager
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

INVESTMENT OPPORTUNITIES SPC for the account of Investment Opportunities 3 Segregated Portfolio
By:	Pentwater Capital Management LP, its investment manager
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

OCEANA MASTER FUND LTD.
By:	Pentwater Capital Management LP, its investment manager
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.
By:	Pentwater Capital Management LP, its investment manager
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER MERGER ARBITRAGE MASTER FUND LTD.
By:	Pentwater Capital Management LP, its investment manager
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER THANKSGIVING FUND LP
By:	Pentwater Capital Management LP, its investment manager
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PWCM MASTER FUND LTD.
By:	Pentwater Capital Management LP, its investment manager
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER METRIC MERGER ARBITRAGE FUND LP
By:	Pentwater Capital Management LP, its investment manager
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER UNCONSTRAINED MASTER FUND LTD.
By:	Pentwater Capital Management LP, its investment manager
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

MATTHEW C. HALBOWER

/s/ Matthew Halbower
Matthew C. Halbower

Schedule A

Transactions in the shares of the Issuer During the Past 60 Days

For account of Crown Managed Accounts SPC
Date	Transaction Type	Number of shares of Common Stock	Price ($)
11/24/2021	Purchase	544	14.7154
11/26/2021	Purchase	544	14.5101
11/30/2021	Purchase	227	14.9348
12/01/2021	Sale	63	15.0023
12/03/2021	Purchase	1,088	14.0958
12/07/2021	Sale	340	14.9227
12/09/2021	Sale	32	14.9025
12/09/2021	Sale	2,874	14.8927
12/13/2021	Purchase	434	15.9621
12/13/2021	Purchase	6	14.990476
12/15/2021	Purchase	1,100	14.9837
12/17/2021	Purchase	440	15.1267
12/23/2021	Sale	720	16.6222
01/13/2022	Purchase	1,899	16.90687
01/13/2022	Purchase	5,843	16.98
01/13/2022	Purchase	2,074	16.8707
01/14/2022	Purchase	3,295	16.4026
01/14/2022	Purchase	987	16.62163
01/14/2022	Purchase	730	16.65576
01/19/2022	Sale	275	17.1071
1/21/2022	Purchase	2,197	15.83

TRQ 12 STRIKE AMER PUT 01/21/2022
12/10/2021	Purchase	12,300	0.23

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/06/2022	Purchase	36,600	0.60

TRQ 16 STRIKE PUT OPTION 02/18/2022
01/06/2022	Sale	14,600	1.40

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/13/2022	Purchase	23,300	0.40

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/14/2022	Purchase	4,100	0.447043

TRQ 18 STRIKE CALL OPTION 02/18/2022
01/21/2022	Purchase	1,200	0.45

For account of Investment Opportunities 3 SPC
Date	Transaction Type	Number of shares of Common Stock	Price ($)
11/30/2021	Sale	7,500	15.0545
11/30/2021	Purchase	7,500	14.9348
12/01/2021	Sale	65	15.0023
12/07/2021	Sale	347	14.9227
12/09/2021	Sale	32	14.9025
12/13/2021	Sale	713	14.8927
12/13/2021	Purchase	444	15.9621
12/15/2021	Purchase	6	14.990476
12/15/2021	Purchase	1,125	14.9837
12/15/2021	Purchase	53,370	15.1267
12/20/2021	Purchase	22,050	14.6575
12/21/2021	Sale	8,820	15.8017
12/22/2021	Sale	8,820	16.0308
12/23/2021	Sale	21,584	16.6222
01/13/2022	Purchase	1,155	16.90687
01/13/2022	Purchase	3,555	16.98
01/13/2022	Purchase	1,262	16.8707
01/14/2022	Purchase	2,005	16.4026
01/14/2022	Purchase	601	16.62163
01/14/2022	Purchase	444	16.65576
01/19/2022	Sale	167	17.1071
01/21/2022	Purchase	1,337	15.83

TRQ 12 STRIKE AMER PUT 01/21/2022
12/10/2021	Purchase	6,700	0.23

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/06/2022	Purchase	22,300	0.60

TRQ 16 STRIKE PUT OPTION 02/18/2022
01/06/2022	Sale	8,900	1.40

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/13/2022	Purchase	14,100	0.40

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/14/2022	Purchase	2,500	0.447043

TRQ 18 STRIKE CALL OPTION 02/18/2022
01/21/2022	Purchase	700	0.45

For account of LMA SPC on behalf of MAP 98 Segregated Portfolio
Date	Transaction Type	Number of shares of Common Stock	Price ($)
12/13/2021	Purchase	276	15.9621
12/13/2021	Purchase	4	14.990476
12/15/2021	Purchase	700	14.9837
12/17/2021	Purchase	280	15.1267
12/23/2021	Sale	460	16.6222
01/13/2022	Purchase	2,452	16.90687
01/13/2022	Purchase	7,545	16.98
01/13/2022	Purchase	2,679	16.8707
01/14/2022	Purchase	4,256	16.4026
01/14/2022	Purchase	1,275	16.62163
01/14/2022	Purchase	943	16.65576
01/19/2022	Sale	355	17.1071
01/21/2022	Purchase	2,837	15.83

TRQ 12 STRIKE AMER PUT 01/21/2022
12/10/2021	Purchase	16,000	0.23

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/06/2022	Purchase	47,300	0.60

TRQ 16 STRIKE PUT OPTION 02/18/2022
01/06/2022	Sale	18,900	1.40

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/13/2022	Purchase	30,000	0.40

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/14/2022	Purchase	5,300	0.447043

TRQ 18 STRIKE CALL OPTION 02/18/2022
01/21/2022	Purchase	1,500	0.45

For account of PWCM Master Fund Ltd.
Date	Transaction Type	Number of shares of Common Stock	Price ($)
11/30/2021	Purchase	1,553	14.9348
12/01/2021	Sale	362	15.0023
12/07/2021	Sale	1,937	14.9227
12/09/2021	Sale	181	14.9025
12/09/2021	Sale	3,976	14.8927
12/10/2021	Sale	5,000	14.882
12/13/2021	Purchase	2,475	15.9621
12/13/2021	Purchase	35	14.990476
12/15/2021	Purchase	6,275	14.9837
12/17/2021	Purchase	2,510	15.1267
12/22/2021	Sale	5,000	16.0456
12/23/2021	Sale	24,104	16.6222
01/03/2022	Sale	26,000	16.2306
01/04/2022	Sale	2,121	16.4617
01/04/2022	Sale	20,420	16.4288
01/04/2022	Sale	11,459	16.39813
01/04/2022	Purchase	10,000	16.2918
01/05/2022	Sale	5,000	16.53911
01/05/2022	Sale	8,600	16.55103
01/05/2022	Sale	10,200	16.5424
01/05/2022	Sale	18,200	16.49488
01/05/2022	Purchase	27,000	16.305
01/06/2022	Purchase	25,000	15.6791
01/07/2022	Purchase	5,000	15.2368
01/12/2022	Purchase	35,000	16.7919
01/13/2022	Purchase	24,023	16.90687
01/13/2022	Purchase	73,917	16.98
01/13/2022	Purchase	26,240	16.8707
01/14/2022	Purchase	41,689	16.4026
01/14/2022	Purchase	12,492	16.62163
01/14/2022	Purchase	9,240	16.65576
01/19/2022	Sale	3,474	17.1071
01/21/2022	Purchase	27,793	15.83

TRQ 12 STRIKE AMER PUT 01/21/2022
12/10/2021	Purchase	157,200	0.23

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/06/2022	Purchase	460,300	0.60

TRQ 16 STRIKE PUT OPTION 02/18/2022
01/06/2022	Sale	184,100	1.40

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/13/2022	Purchase	297,400	0.40

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/14/2022	Purchase	51,800	0.447043

TRQ 18 STRIKE CALL OPTION 02/18/2022
01/21/2022	Purchase	14,800	0.45

For account of Oceana Master Fund Ltd.
Date	Transaction Type	Number of shares of Common Stock	Price ($)
11/24/2021	Purchase	2,354	14.7154
11/26/2021	Purchase	2,354	14.5101
11/30/2021	Purchase	951	14.9348
12/01/2021	Sale	266	15.0023
12/03/2021	Purchase	4,709	14.0958
12/07/2021	Sale	1,427	14.9227
12/09/2021	Sale	133	14.9025
12/09/2021	Sale	12,349	14.8927
12/13/2021	Purchase	1,824	15.9621
12/13/2021	Purchase	26	14.990476
12/15/2021	Purchase	4,625	14.9837
12/17/2021	Purchase	1,850	15.1267
12/23/2021	Sale	3,028	16.6222
01/13/2022	Purchase	8,116	16.90687
01/13/2022	Purchase	24,971	16.98
01/13/2022	Purchase	8,865	16.8707
01/14/2022	Purchase	14,083	16.4026
01/14/2022	Purchase	4,220	16.62163
01/14/2022	Purchase	3,121	16.65576
01/19/2022	Sale	1,174	17.1071
01/21/2022	Purchase	9,389	15.83

TRQ 12 STRIKE AMER PUT 01/21/2022
12/10/2021	Purchase	52,800	0.23

TRQ 16 STRIKE PUT OPTION 02/18/2022
01/06/2022	Sale	62,600	1.40

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/06/2022	Purchase	156,400	0.60

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/13/2022	Purchase	99,600	0.40

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/14/2022	Purchase	17,400	0.447043

TRQ 18 STRIKE CALL OPTION 02/18/2022
01/21/2022	Purchase	5,000	0.45

For account of Pentwater Equity Opportunities Master Fund Ltd.
11/24/2021	Purchase	1,445	14.7154
11/26/2021	Purchase	1,445	14.5101
11/30/2021	Purchase	587	14.9348
12/01/2021	Sale	164	15.0023
12/03/2021	Purchase	2,890	14.0958
12/07/2021	Sale	880	14.9227
12/09/2021	Sale	82	14.9025
12/09/2021	Sale	7,586	14.8927
12/13/2021	Purchase	1,124	15.9621
12/13/2021	Purchase	16	14.990476
12/15/2021	Purchase	2,850	14.9837
12/17/2021	Purchase	1,140	15.1267
12/23/2021	Sale	1,864	16.6222
01/13/2022	Purchase	8,387	16.90687
01/13/2022	Purchase	25,806	16.98
01/13/2022	Purchase	9,161	16.8707
01/14/2022	Purchase	14,555	16.4026
01/14/2022	Purchase	4,361	16.62163
01/14/2022	Purchase	3,226	16.65576
01/19/2022	Sale	1,213	17.1071
01/21/2022	Purchase	9,703	15.83

TRQ 12 STRIKE AMER PUT 01/21/2022
12/10/2021	Purchase	54,600	0.23

TRQ 16 STRIKE PUT OPTION 02/18/2022
01/06/2022	Sale	64,700	1.40

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/06/2022	Purchase	161,600	0.60

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/13/2022	Purchase	102,900	0.40

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/14/2022	Purchase	18,100	0.447043

TRQ 18 STRIKE CALL OPTION 02/18/2022
01/21/2022	Purchase	5,200	0.45

For account of Pentwater Merger Arbitrage Master Fund Ltd.
Date	Transaction Type	Number of shares of Common Stock	Price ($)
11/24/2021	Purchase	4,157	14.7154
11/26/2021	Purchase	4,157	14.5101
11/30/2021	Purchase	1,682	14.9348
12/01/2021	Sale	471	15.0023
12/03/2021	Purchase	8,313	14.0958
12/07/2021	Sale	2,523	14.9227
12/09/2021	Sale	236	14.9025
12/09/2021	Sale	21,807	14.8927
12/13/2021	Purchase	3,224	15.9621
12/13/2021	Purchase	46	14.990476
12/15/2021	Purchase	8,175	14.9837
12/17/2021	Purchase	3,270	15.1267
12/23/2021	Sale	5,352	16.6222
01/13/2022	Purchase	18,768	16.90687
01/13/2022	Purchase	57,748	16.98
01/13/2022	Purchase	20,501	16.8707
01/14/2022	Purchase	32,570	16.4026
01/14/2022	Purchase	9,760	16.62163
01/14/2022	Purchase	7,219	16.65576
01/19/2022	Sale	2,714	17.1071
01/21/2022	Purchase	21,713	15.83

TRQ 12 STRIKE AMER PUT 01/21/2022
12/10/2021	Purchase	122,200	0.23

TRQ 16 STRIKE PUT OPTION 02/18/2022
01/06/2022	Sale	144,700	1.40

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/06/2022	Purchase	361,700	0.60

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/13/2022	Purchase	230,200	0.40

TRQ 14 STRIKE PUT OPTION 02/18/2022
01/14/2022	Purchase	40,400	0.447043

TRQ 18 STRIKE CALL OPTION 02/18/2022
01/21/2022	Purchase	11,500	0.45

For account of Pentwater Thanksgiving Fund LP
Date	Transaction Type	Number of shares of Common Stock	Price ($)
11/24/2021	Purchase	1,500	14.7154
11/26/2021	Purchase	1,500	14.5101
11/30/2021	Sale	2,469	15.0545
11/30/2021	Purchase	2,469	14.9348
12/01/2021	Sale	1,400	15.0023
12/03/2021	Purchase	3,000	14.0958
12/07/2021	Sale	7,500	14.9227
12/09/2021	Sale	100	14.9025
12/09/2021	Sale	12,000	14.8927
12/10/2021	Sale	5,000	14.882
12/13/2021	Purchase	4,930	15.9621
12/13/2021	Purchase	70	14.990476
12/15/2021	Purchase	5,000	14.9837

TRQ 12 STRIKE AMER PUT 01/21/2022
12/10/2021	Purchase	7,700	0.23
12/10/2021	Purchase	15,000	0.25

For account of Pentwater Unconstrained Master Fund Ltd.
Date	Transaction Type	Number of shares of Common Stock	Price ($)
11/30/2021	Sale	31	15.0545
11/30/2021	Purchase	31	14.9348
12/01/2021	Sale	9	15.0023
12/07/2021	Sale	46	14.9227
12/09/2021	Sale	4	14.9025
12/09/2021	Sale	95	14.8927
12/10/2021	Purchase	59	15.9621
12/13/2021	Purchase	1	14.990476
12/15/2021	Purchase	150	14.9837
12/17/2021	Purchase	7,140	15.1267
12/20/2021	Purchase	2,950	14.6575
12/21/2021	Sale	1,180	15.8017
12/22/2021	Sale	1,180	16.0308
12/23/2021	Sale	2,888	16.6222
01/13/2022	Purchase	200	16.90687
01/13/2022	Purchase	615	16.98
01/13/2022	Purchase	218	16.8707
01/14/2022	Purchase	347	16.4026
01/14/2022	Purchase	104	16.62163
01/14/2022	Purchase	77	16.65576
01/19/2022	Sale	28	17.1071
01/21/2022	Purchase	231	15.83

TRQ 12 STRIKE AMER PUT 01/21/2022
12/10/2021	Purchase	1,200	0.23

TRQ 14 STRIKE AMER PUT 02/18/2022
01/06/2022	Purchase	3,800	0.6

TRQ 16 STRIKE AMER PUT 02/18/2022
01/06/2022	Sale	1,500	1.40

TRQ 14 STRIKE AMER PUT 02/18/2022
01/13/2022	Purchase	2,500	0.4

TRQ 14 STRIKE AMER PUT 02/18/2022
01/14/2022	Purchase	400	0.447043

TRQ 18 STRIKE AMER CALL 02/18/2022
01/21/2022	Purchase	100	0.45